SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Nimble Storage, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65440R101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 65440R101	13 G	Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX L.P. (“A9”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,249,607 shares, all of which are directly owned by A9. Accel IX Associates L.L.C. (“A9A”), the general partner of A9, may be deemed to have sole power to vote these shares, and Ping Li (“PLI”), a director of the issuer and managing member of A9A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,249,607 shares, all of which are directly owned by A9. A9A, the general partner of A9, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,249,607
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 65440R101	13 G	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Strategic Partners L.P. (“A9SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
665,238 shares, all of which are directly owned by A9SP. A9A, the general partner of A9SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
665,238 shares, all of which are directly owned by A9SP. A9A, the general partner of A9SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	665,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 65440R101	13 G	Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Associates L.L.C. (“A9A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,914,845 shares, of which 6,249,607 are directly owned by A9 and 665,238 are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,914,845 shares, of which 6,249,607 are directly owned by A9 and 665,238 are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,914,845
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.3%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 65440R101	13 G	Page 5 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2007 L.L.C. (“AI07”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 670,549 shares, and PLI, a director of the issuer and managing member of AI07, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 670,549 shares, and PLI, a director of the issuer and managing member of AI07, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	670,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%
12	TYPE OF REPORTING PERSON*	00

CUSIP NO. 65440R101	13 G	Page 6 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II L.P. (“AGF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
686,989 shares, all of which are owned by AGF2. Accel Growth Fund II Associates L.L.C. (“AGF2A”), the general partner of AGF2, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
686,989 shares, all of which are owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	686,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 65440R101	13 G	Page 7 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,741 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
49,741 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	49,741
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 65440R101	13 G	Page 8 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Associates L.L.C. (“AGF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
736,730 shares, of which 686,989 are directly owned by AGF2 and 49,741 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
736,730 shares, of which 686,989 are directly owned by AGF2 and 49,741 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	736,730
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%
12	TYPE OF REPORTING PERSON*	00

CUSIP NO. 65440R101	13 G	Page 9 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2012 L.L.C. (“AGFI12”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,858 shares, and PLI, a director of the issuer and managing member of AGFI12, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 66,858 shares, and PLI, a director of the issuer and managing member of AGFI12, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	66,858
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	00

CUSIP NO. 65440R101	13 G	Page 10 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ping Li (“PLI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 115,372 shares, all of which are directly owned by the Li Family Trust, dated July 24, 2009.
6	SHARED VOTING POWER
		8,388,982 shares, of which 6,249,607 are directly owned by A9, 665,238 are directly owned by A9SP, 670,549 are directly owned by AI07, 686,989 are directly owned by AGF2, 49,741 are directly owned by AGF2SP and 66,858 are directly owned by AGFI12. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A9A and AI07, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 115,372 shares, all of which are directly owned by the Li Family Trust, dated July 24, 2009.
8	SHARED DISPOSITIVE POWER
		8,388,982 shares, of which 6,249,607 are directly owned by A9, 665,238 are directly owned by A9SP, 670,549 are directly owned by AI07, 686,989 are directly owned by AGF2, 49,741 are directly owned by AGF2SP and 66,858 are directly owned by AGFI12. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A and AI07, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,504,354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.4%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 65440R101	13 G	Page 11 of 16

This Amendment No. 1 amends the statement on Schedule 13G filed by Accel IX L.P., a Delaware limited partnership (“A9”), Accel IX Strategic Partners L.P., a Delaware limited partnership (“A9SP”), Accel Investors 2007 L.L.C., a Delaware limited liability company (“AI07”), Accel Growth Fund II L.P., a Delaware limited partnership (“AGF2”), Accel Growth Fund II Strategic Partners L.P., a Delaware limited partnership (“AGF2SP”), Accel Growth Fund II Associates L.L.C., a Delaware limited liability company (“AGF2A”), Accel Growth Fund Investors 2012 L.L.C., a Delware limited liability company (“AGFI12”) and Ping Li (“PLI”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

ITEM 1(A).	NAME OF ISSUER
Nimble Storage, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

211 River Oaks Parkway
San Jose, CA 95134

ITEM 2(A).	NAME OF PERSONS FILING
A9A is the general partner of A9 and A9SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A9 and A9SP. AGF2A is the general partner of AGF2 and AGF2SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AGF2 and AGF2SP. PLI is a director of the issuer and managing member of A9A, AGF2A, AI07 and AGFI12, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A9, A9SP, AGF2, AGF2SP, AI07 and AGFI12.
ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

428 University Avenue Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A9, A9SP, AGF2 and AGF2SP are Delaware limited partnerships. A9A, AGF2A, AI07 and AGFI12 are Delaware limited liability companies. PLI is a United States citizen.
ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value.

ITEM 2(E)	CUSIP NUMBER

65440R101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2014.

CUSIP NO. 65440R101	13 G	Page 12 of 16

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Under certain circumstances set forth in the limited partnership agreements of A9, A9SP, AGF2 and AGF2SP, and the limited liability company agreements of A9A, AGF2A, AI07 and AGFI12, the general partner and/or limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the shares of the issuer owned by each such entity of which they are a partner.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP NO. 65440R101	13 G	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Entities:	Accel IX L.P.
Accel IX Strategic Partners L.P.
Accel IX Associates L.L.C.
Accel Investors 2007 L.L.C.
Accel Growth Fund II L.P.
Accel Growth Fund II Strategic Partners L.P.
Accel Growth Fund II Associates L.L.C.
Accel Growth Fund Investors 2012 L.L.C.

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	Ping Li (“PLI”)

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

CUSIP NO. 65440R101	13 G	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Power of Attorney	16

CUSIP NO. 65440R101	13 G	Page 15 of 16

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Nimble Storage, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 65440R101	13 G	Page 16 of 16

exhibit B

Power of Attorney

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.